SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                           James Monroe Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  470338 10 4
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                                 (CUSIP Number)


                              David W. Pijor, Esq.
                              Sherman, Fromme, PC
                              10482 Armstrong St.
                               Fairfax, VA 22030
                                 (703) 385-8008
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 30, 2001
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 470338 10 4                  13D                   Page 2  of 4  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                               David C. Karlgaard
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


                                 Not applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                      U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                 51,433*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                              0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                 51,433*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                               0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                    51,433*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      5.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


* (Includes 200 shares held by Mr. Karlgaard's son, Christopher Karlgaard, 200 shares held by Mr. Karlgaard's daughter, Joanne Karlgaard, 1,000 shares held in trust for Christopher and 1,000 shares held in trust for Joanne.)

CUSIP No. 470338 10 4                  13D                   Page 3  of 4  Pages



________________________________________________________________________________
ITEM 1.  SECURITY AND ISSUER.

Common Stock, $1.00 par value, James Monroe Bancorp, Inc., 3033 Wilson Blvd., Arlington, VA 22201

________________________________________________________________________________
ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Name: David C. Karlgaard

     (b) Residence or business address: 3019 Chichester Lane, Fairfax, VA 22031

     (c) Principal Occupation: Chairman of the Board of Directors, President, Chief Executive Officer, PEC Solutions, Inc., 12750 Fair Lakes Circle, Fair Lakes, VA 22033

     (d) Not convicted in a criminal proceeding (excluding traffic violations and similar misdemeanor(s)) within the last five years

     (e) Not party to a civil proceeding of a judicial or administrative body of competent jurisdiction during past five years

     (f) Citizenship: United States Of America

________________________________________________________________________________
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All shares were acquired as a personal investment using personal funds of $506,250 without borrowings or other indebtedness.

________________________________________________________________________________
ITEM 4.  PURPOSE OF TRANSACTION.

All of the shares of common stock, the acquisition of which is disclosed hereby, were acquired for personal investment purposes.

The reporting person is a director of the issuer. He intends to vote, or cause to be voted, all shares which he has the power to vote, in favor of his reelection.

Except has indicated above, the reporting person has no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4.

________________________________________________________________________________
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Karlgaard beneficially owns 51,433 shares of common stock, or 5.3% of the outstanding shares. These shares include 200 shares held by his son, Christopher Karlgaard, 200 shares held by his daughter, Joanna Karlgaard, 1,000 shares held in trust for Christopher Karlgaard and 1,000 shares held in trust for Joanna Karlgaard. Mr. Karlgaard also owns, and the 51,433 includes, exercisable options to acquire 5,533 shares of common stock.

     (b) Mr. Karlgaard has the sole power to vote and the sole power to dispose of the 5,433 shares of common stock.

     (c) No shares were acquired by the reporting person within the 60 days prior to the filing of this statement.

     (d) Not applicable.

     (e) Not applicable.

________________________________________________________________________________
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


None
________________________________________________________________________________
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        4-27-01
                                        ----------------------------------------
                                                         (Date)


                                                 /s/ David C. Karlgaard
                                        ----------------------------------------
                                                       (Signature)


                                                     David C. Karlgaard
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).